

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 12, 2018

Via E-mail
Mr. John T. Drexler
Senior Vice President and Chief Financial Officer
Arch Coal, Inc.
One CityPlace Drive, Ste. 300
St. Louis, Missouri 63141

> **Re:** **Arch Coal, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-13105**

Dear Mr. Drexler:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel &
Mining